Exhibit 6

                                                      For Immediate Release

                                                               May 31, 1995

                                                For additional information,
                                                               please call:
                                                               201-802-4302




PRUDENTIAL REALTY TRUST REJECTS BLACK BEAR REALTY TENDER OFFER


Newark, NJ -- May 31, 1995 -- The Board of Trustees of Prudential Realty Trust unanimously determined to reject the unsolicited tender offer commenced on May 17, 1995 by Black Bear Realty, Ltd., a company controlled by Richard M. Osborne, and recommended that shareholders not tender their Capital Shares.

In a letter to be mailed to its shareholders, the Board of Trustees set forth the reasons for its decision to reject the offer. Among other reasons explained to the shareholders, the Board of Trustees indicated that:

     A successful tender offer could prevent Income Shareholders from realizing the liquidation value of their shares in the near future.

     Income Shareholders' liquidation preference of up to $8.00 per share would be eliminated if Mr. Osborne's offer and merger proposal are approved.

     The Board of Trustees has not been able to fully evaluate
     Black Bear Realty's or Mr. Osborne's past record and experience in the real estate industry.

The Board also pointed out that if the tender offer is successful, Mr. Osborne would be in a position of substantial control of the Trust and intends to disrupt J.P. Morgan's bid solicitation process that the Trust is pursuing as a strategy to maximize the value of the Trust as it approaches its scheduled liquidation.

Prudential Realty Trust is a real estate investment trust formed in Massachusetts in 1985. The Trust has current annual revenues of approximately $11.6 million, and owns three properties located in New York, New Jersey and Indiana.

A copy of the letter sent to shareholders is attached.